SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Amendment No. 2)*

Under the Securities Exchange Act of 1934

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A.

(Provida Pension Fund Administrator)

(Name of Issuer)

SHARES OF COMMON STOCK, WITHOUT PAR VALUE

(Title of Class of Securities)

020304634

(CUSIP Number)

AMERICAN DEPOSITARY SHARES (ADS) EACH REPRESENTING

FIFTEEN (15) SHARES OF COMMON STOCK, WITHOUT PAR VALUE

(Title of Class of Securities)

00709P108

(CUSIP Number)

Matthew Ricciardi

MetLife, Inc.

1095 Avenue of the Americas

New York, New York 10036

(212) 578-2675

August 22, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 020304634	13D

1.	NAMES OF REPORTING PERSONS MetLife, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 307,270,773
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 307,270,773
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 307,270,773
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 92.7%
14.	TYPE OF REPORTING PERSON (see instructions) CO, HC

CUSIP No. 020304634	13D

1.	NAMES OF REPORTING PERSONS MetLife Chile Acquisition Co. S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF, WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Chile
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 136,247,200
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 136,247,200
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 136,247,200
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.1%
14.	TYPE OF REPORTING PERSON (see instructions) CO

CUSIP No. 020304634	13D

1.	NAMES OF REPORTING PERSONS Inversiones Previsionales S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Chile
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 171,023,573
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 171,023,573
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 171,023,573
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.6%
14.	TYPE OF REPORTING PERSON (see instructions) CO

This Amendment No. 2 is being filed by MetLife, Inc. (“MetLife”), and its indirect wholly-owned subsidiaries, MetLife Chile Acquisition Co. S.A. (“Purchaser”) and Inversiones Previsionales S.A. (“Inversiones Previsionales,” and collectively with MetLife and Purchaser, the “Reporting Persons”) with respect to the Common Shares, without par value (collectively, the “Common Shares,” and each a “Common Share”) of Administradora de Fondos de Pensiones Provida S.A. (the “Company”), and it hereby amends the statement of beneficial ownership on Schedule 13D originally filed on October 11, 2013, as amended on March 21, 2014 (collectively with this Amendment No. 2, the “Schedule 13D”). Capitalized terms used herein and not defined herein have the meanings ascribed thereto in the Schedule 13D.

Item 2. Identity and Background

Item 2 is hereby amended and supplemented by replacing the last two paragraphs with the following:

The name, business address, present principal occupation or employment (including the name, principal business and address of any corporation or other organization in which such employment is conducted) and place of citizenship of each executive officer and director of MetLife, Purchaser and Inversiones Previsionales are set forth on Schedules I, II and III attached hereto and are incorporated herein by reference.

To the best knowledge of MetLife, Purchaser and Inversiones Previsionales, none of MetLife, Purchaser, Inversiones Previsionales or any of the persons listed in Schedules I, II and III have been, during the past five (5) years, (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and supplemented by adding the following:

The Reporting Persons paid an aggregate of U.S. $27,795,901.82 for the ADSs acquired in connection with the transactions described herein, which was funded through MetLife and its subsidiaries’ existing cash balances.

Item 4. Purpose of Transactions

Item 4 is hereby amended and supplemented by adding the following:

All of the Reporting Persons’ interest in the Company is expected to be held in the form of Common Shares in Chile. The Reporting Persons will continue to take steps to surrender all of the ADSs owned by the Reporting Persons to the ADS Depositary, in accordance with the Deposit Agreement, in exchange for the Common Shares represented thereby.

As previously reported, subject to applicable law, the Reporting Persons currently intend to acquire additional Common Shares and ADSs through open market purchases, privately negotiated transactions or purchases facilitated by brokers in Chile or the United States, or otherwise. In connection with any such acquisition of additional Common Shares or ADSs, the Reporting Persons may enter into contracts and other arrangements with brokers and other market participants in Chile or the United States. Subject to applicable law, if and to the extent any such acquisitions occur prior to September 28, 2014, the first anniversary of the termination of the U.S. Offer, the Reporting Persons currently intend to pay consideration at least equal to the amount paid per Common Share and per ADS in the U.S. Offer – U.S. $6.1476 per Common Share and U.S. $92.2140 per ADS, in each case, in cash, without interest thereon, less the amount of any fees, expenses and withholding taxes that may be applicable.

As disclosed in the Company’s Report of Foreign Private Issuer on Form 6-K filed on June 6, 2014, the Company has taken steps to (i) terminate the Deposit Agreement and (ii) delist the ADSs from the New York Stock Exchange. Subject to applicable law, MetLife may cause the Company to terminate the Company’s registration with the SEC, to delist the Company’s Common Shares from the Chilean Stock Exchanges and to terminate the Company’s registration with the Chilean Securities and Insurance Commission (Superintendencia de Valores y Seguros).

If and when the Reporting Persons directly or indirectly hold in the aggregate more than 95% of the then outstanding Common Shares, remaining minority shareholders (including remaining U.S. holders) may be able to exercise limited redemption rights in accordance with Chilean law. Under Chilean law and the Company bylaws, the Reporting Persons are not currently permitted to squeeze out the remaining holders of Common Shares or ADSs, although if a squeeze-out right becomes available in the future, the Reporting Persons reserve the right to exercise it to the fullest extent permitted by law.

Except as set forth in this Schedule 13D (including any information incorporated by reference) and in connection with the transactions described in this Schedule 13D, none of the Reporting Persons has any plan or proposal that relates to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 to the Schedule 13D.

Item 5. Interest in Securities of the Issuer

Item 5 (a, b) is hereby amended and restated as follows:

(a, b) Since March 21, 2014, MetLife has acquired 4,521,450 Common Shares, as described in Item 5(c) below. Inversiones Previsionales is the direct record owner of and has shared voting and dispositive power with respect to 171,023,573 Common Shares, representing approximately 51.6% of the outstanding Common Shares. Purchaser is the direct record owner and has shared voting and dispositive power with respect to 136,247,200 Common Shares (including those held in ADS form), representing approximately 41.1% of the outstanding Common Shares. MetLife may be deemed to beneficially own and have shared voting and dispositive power with respect to 307,270,773 Common Shares (including those held in ADS form), representing 92.7% of the issued and outstanding Common Shares, which is the sum of the Common Shares held by its indirect wholly-owned subsidiaries, Inversiones Previsionales and Purchaser.

Item 5 (c) is hereby amended and supplemented by adding the following:

(c) The table below sets forth the transactions in Common Shares since March 21, 2014 by the Reporting Persons. Except as otherwise indicated below, all such transactions were open market purchases of ADSs on the New York Stock Exchange in U.S. dollars by Purchaser.

Date of Transaction	Number of ADSs Purchased		Price Per ADS (U.S. $)*
3/28/14	9,975	**	92.21
3/31/14	75,992	**	92.21
5/15/14	3,189		92.21
5/16/14	81,732	**	92.21
5/16/14	2,355		92.21
5/19/14	1,272		92.21
5/30/14	3,690		92.21
6/2/14	3,593		92.21
6/3/14	931		92.21
6/4/14	2,775		92.21
6/5/14	103		92.21
6/6/14	1		92.21
6/9/14	3,993		92.21
6/10/14	1,491		92.21
6/12/14	1,249		92.21
6/19/14	10,468		92.21
6/20/14	226		92.21
6/23/14	2,242		92.21
6/24/14	239		92.21
6/25/14	861		92.21
6/26/14	126		92.21
6/27/14	109		92.21
6/30/14	547		92.21
8/22/14	94,271	**	92.21

*	Prices do not include broker commissions.
**	Privately negotiated purchases.

As a result of the above-described transactions, MetLife currently indirectly owns 307,270,773 Common Shares (including 2,005,965 Common Shares represented by ADSs) representing approximately 92.7% of the outstanding Common Shares.

The information set forth under Item 6 of this Schedule 13D is incorporated herein by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented by adding the following:

The information set forth under Items 3, 4 and 5 of this Schedule 13D is incorporated herein by reference.

On March 28, 2014, Purchaser entered into an American Depositary Share Purchase Agreement (“Little Oak Purchase Agreement”) with Little Oak Asset Management, LLC, pursuant to which Purchaser acquired 149,625 Common Shares (represented by 9,975 ADSs) in exchange for an aggregate of U.S. $919,834.65 in cash, or U.S. $6.1476 per Common Share.

On March 31, 2014, Purchaser entered into an American Depositary Share Purchase Agreement (“CIBC Purchase Agreement”) with CIBC World Markets Inc., pursuant to which Purchaser acquired 1,139,880 Common Shares (represented by 75,992 ADSs) in exchange for an aggregate of U.S. $7,007,526.29 in cash, or U.S. $6.1476 per Common Share.

On May 16, 2014, Purchaser entered into an American Depositary Share Purchase Agreement (“Rangeley Purchase Agreement 1”) with Rangeley Capital Partners, L.P. (“Rangeley”), pursuant to which Purchaser acquired 1,225,980 Common Shares (represented by 81,732 ADSs) in exchange for an aggregate of U.S. $7,536,834.65 in cash, or U.S. $6.1476 per Common Share.

On August 22, 2014, Purchaser entered into an American Depositary Share Purchase Agreement (“Rangeley Purchase Agreement 2”) with Rangeley, pursuant to which Purchaser acquired 1,414,065 Common Shares (represented by 94,271 ADSs) in exchange for an aggregate of U.S. $8,693,105.99 in cash, or U.S. $6.1476 per Common Share.

The descriptions above of the Little Oak Purchase Agreement, the CIBC Purchase Agreement, the Rangeley Purchase Agreement 1 and the Rangeley Purchase Agreement 2 are summaries and qualified in their entirety by the terms of such agreements, copies of which are filed herewith as exhibits to this Schedule 13D, and which are incorporated herein by reference.

Except as disclosed in this Schedule 13D, there are no contracts, arrangements, understandings or relationships between the Reporting Persons and any third persons with respect to Common Shares or ADSs.

Item 7. Material to be Filed as Exhibits

Item 7 is hereby amended and restated as follows:

Exhibit No.	Title

1	Transaction Agreement, dated as of February 1, 2013, by and among Banco Bilbao Vizcaya Argentaria S.A., BBVA Inversiones Chile S.A., MetLife, Inc. and MetLife Chile Acquisition Co. S.A. (incorporated herein by reference to Exhibit (d)(1) to the Schedule TO-T filed by MetLife Chile Acquisition Co. S.A. with the U.S. Securities and Exchange Commission on August 6, 2013).

2	Share Purchaser Joinder Agreement to the Transaction Agreement by and among Banco Bilbao Vizcaya Argentaria S.A., BBVA Inversiones Chile, MetLife and MetLife Chile Acquisition Co. S.A., dated as of March 12, 2013 (incorporated herein by reference to Exhibit (d)(2) to the Schedule TO-T filed by MetLife Chile Acquisition Co. S.A. with the U.S. Securities and Exchange Commission on August 6, 2013).

3	Joint Filing Agreement, dated October 11, 2013, by and between MetLife, Inc., MetLife Chile Acquisition Co. S.A. and Inversiones Previsionales S.A.

4	Resolution of the Board of Directors of MetLife Chile Acquisition Co. S.A. evidencing authority to sign of the Authorized Representative, dated October 9, 2013.

5	Resolution of the Board of Directors of Inversiones Previsionales S.A. evidencing authority to sign of the Authorized Representative, dated October 9, 2013.

6	American Depositary Share Purchase Agreement, dated as of March 28, 2014, by and between Little Oak Asset Management, LLC and MetLife Chile Acquisition Co. S.A.*†

7	American Depositary Share Purchase Agreement, dated as of March 31, 2014, by and between CIBC World Markets Inc. and MetLife Chile Acquisition Co. S.A.*†

8	American Depositary Share Purchase Agreement, dated as of May 16, 2014, by and between Rangeley Capital Partners, L.P. and MetLife Chile Acquisition Co. S.A.*†

9	American Depositary Share Purchase Agreement, dated as of August 22, 2014, by and between Rangeley Capital Partners, L.P. and MetLife Chile Acquisition Co. S.A.*†

10	Resolution of the Board of Directors of MetLife Chile Acquisition Co. S.A. evidencing authority to sign of the Authorized Representative, dated August 26, 2014.*

11	Resolution of the Board of Directors of Inversiones Previsionales S.A. evidencing authority to sign of the Authorized Representative, dated August 26, 2014.*

*	Filed herewith.
†	Schedules have been omitted. MetLife hereby undertakes to furnish supplementally copies of any of the omitted schedules upon request by the U.S. Securities and Exchange Commission.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth herein is true, complete and correct. Pursuant to Rule 13d-1(k)(1), each of the undersigned agrees that this statement is filed on behalf of each of us.

Dated as of: August 28, 2014

MetLife, Inc.

By:	/s/ William J. Wheeler
	Name:	William J. Wheeler
	Title:	President, Americas

MetLife Chile Acquisition Co. S.A.

By:	/s/ Robert Einstein
	Name:	Robert Einstein
	Title:	Authorized Representative

Inversiones Previsionales S.A.

By:	/s/ Robert Einstein
	Name:	Robert Einstein
	Title:	Authorized Representative

Exhibit Index

Exhibit No.	Title

1	Transaction Agreement, dated as of February 1, 2013, by and among Banco Bilbao Vizcaya Argentaria S.A., BBVA Inversiones Chile S.A., MetLife, Inc. and MetLife Chile Acquisition Co. S.A. (incorporated herein by reference to Exhibit (d)(1) to the Schedule TO-T filed by MetLife Chile Acquisition Co. S.A. with the U.S. Securities and Exchange Commission on August 6, 2013).

2	Share Purchaser Joinder Agreement to the Transaction Agreement by and among Banco Bilbao Vizcaya Argentaria S.A., BBVA Inversiones Chile, MetLife and MetLife Chile Acquisition Co. S.A., dated as of March 12, 2013 (incorporated herein by reference to Exhibit (d)(2) to the Schedule TO-T filed by MetLife Chile Acquisition Co. S.A. with the U.S. Securities and Exchange Commission on August 6, 2013).

3	Joint Filing Agreement, dated October 11, 2013, by and between MetLife, Inc., MetLife Chile Acquisition Co. S.A. and Inversiones Previsionales S.A.

4	Resolution of the Board of Directors of MetLife Chile Acquisition Co. S.A. evidencing authority to sign of the Authorized Representative, dated October 9, 2013.

5	Resolution of the Board of Directors of Inversiones Previsionales S.A. evidencing authority to sign of the Authorized Representative, dated October 9, 2013.

6	American Depositary Share Purchase Agreement, dated as of March 28, 2014, by and between Little Oak Asset Management, LLC and MetLife Chile Acquisition Co. S.A.*†

7	American Depositary Share Purchase Agreement, dated as of March 31, 2014, by and between CIBC World Markets Inc. and MetLife Chile Acquisition Co. S.A.*†

8	American Depositary Share Purchase Agreement, dated as of May 16, 2014, by and between Rangeley Capital Partners, L.P. and MetLife Chile Acquisition Co. S.A.*†

9	American Depositary Share Purchase Agreement, dated as of August 22, 2014, by and between Rangeley Capital Partners, L.P. and MetLife Chile Acquisition Co. S.A.*†

10	Resolution of the Board of Directors of MetLife Chile Acquisition Co. S.A. evidencing authority to sign of the Authorized Representative, dated August 26, 2014.*

11	Resolution of the Board of Directors of Inversiones Previsionales S.A. evidencing authority to sign of the Authorized Representative, dated August 26, 2014.*

*	Filed herewith.
†	Schedules have been omitted. MetLife hereby undertakes to furnish supplementally copies of any of the omitted schedules upon request by the U.S. Securities and Exchange Commission.

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF METLIFE

The following table sets forth the name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted of each director and executive officer of MetLife. Each such person is a citizen of the United States of America, with the exception of John C.R. Hele, Franciscus Hijkoop, Michel Khalaf and Christopher G. Townsend, who are citizens, respectively, of Canada, the Netherlands, the Republic of Lebanon and the United Kingdom of Great Britain and Northern Ireland.

Name of Director or Executive	Business Address	Present Principal Occupation or Employment	Name, Principal Business and Address of Employment

Steven A. Kandarian	MetLife, Inc. 200 Park Avenue New York, N.Y. 10166	Chairman of the Board, Chief Executive Officer and President	MetLife, Inc. 200 Park Avenue New York, N.Y. 10166

Ricardo A. Anzaldua	MetLife, Inc. 200 Park Avenue New York, N.Y. 10166	Executive Vice President and General Counsel	MetLife, Inc. 200 Park Avenue New York, N.Y. 10166

Steven J. Goulart	MetLife, Inc. 200 Park Avenue New York, N.Y. 10166	Executive Vice President and Chief Investment Officer	MetLife, Inc. 200 Park Avenue New York, N.Y. 10166

John C.R. Hele	MetLife, Inc. 200 Park Avenue New York, N.Y. 10166	Executive Vice President and Chief Financial Officer	MetLife, Inc. 200 Park Avenue New York, N.Y. 10166

Franciscus Hijkoop	MetLife, Inc. 200 Park Avenue New York, N.Y. 10166	Executive Vice President and Chief Human Resources Officer	MetLife, Inc. 200 Park Avenue New York, N.Y. 10166

Michel Khalaf	MetLife, Inc. 200 Park Avenue New York, N.Y. 10166	President, EMEA	MetLife, Inc. 200 Park Avenue New York, N.Y. 10166

Martin J. Lippert	MetLife, Inc. 200 Park Avenue New York, N.Y. 10166	Executive Vice President and Head of Global Technology and Operations	MetLife, Inc. 200 Park Avenue New York, N.Y. 10166

Maria R. Morris	MetLife, Inc. 200 Park Avenue New York, N.Y. 10166	Executive Vice President, Global Employee Benefits	MetLife, Inc. 200 Park Avenue New York, N.Y. 10166

Christopher G. Townsend	MetLife, Inc. 200 Park Avenue New York, N.Y. 10166	President, Asia	MetLife, Inc. 200 Park Avenue New York, N.Y. 10166

William J. Wheeler	MetLife, Inc. 200 Park Avenue New York, N.Y. 10166	President, Americas	MetLife, Inc. 200 Park Avenue New York, N.Y. 10166

Cheryl W. Grisé	MetLife, Inc. 200 Park Avenue New York, N.Y. 10166	Retired	N/A

Carlos M. Gutierrez	MetLife, Inc. 200 Park Avenue New York, N.Y. 10166	Co-Chair, Albright Stonebridge Group	Albright Stonebridge Group 555 Thirteenth Street, NW, Suite 300 West Washington, DC 20004

R. Glenn Hubbard	MetLife, Inc. 200 Park Avenue New York, N.Y. 10166	Dean and Russell L. Carson Professor of Economics and Finance, Graduate School of Business, Columbia University	Graduate School of Business Columbia University 3022 Broadway Uris Hall, Room 101 New York, NY 10027

John M. Keane	MetLife, Inc. 200 Park Avenue New York, N.Y. 10166	President, GSI, LLC	GSI, LLC 2200 Wilson Blvd. Ste. 102-542 Arlington, VA 22201

Alfred F. Kelly, Jr.	MetLife, Inc. 200 Park Avenue New York, N.Y. 10166	Former Chairman of the Board, President and Chief Executive Officer, NY/NJ Super Bowl Host Company	N/A

William E. Kennard	MetLife, Inc. 200 Park Avenue New York, N.Y. 10166	Senior Advisor, Grain Management, LLC	Grain Management, LLC 1900 K Street, N.W., Suite 1130 Washington, D.C. 20006

James M. Kilts	MetLife, Inc. 200 Park Avenue New York, N.Y. 10166	Partner, Centerview Capital	Centerview Capital 3 Greenwich Office Park, 2nd floor Greenwich, CT 06831

Catherine R. Kinney	MetLife, Inc. 200 Park Avenue New York, N.Y. 10166	Retired	N/A

Denise M. Morrison	MetLife, Inc. 200 Park Avenue New York, N.Y. 10166	President and Chief Executive Officer, Campbell Soup Company	Campbell Soup Company 1 Campbell Place Camden, NJ 08103-1701

Kenton J. Sicchitano	MetLife, Inc. 200 Park Avenue New York, N.Y. 10166	Retired	N/A

Lulu C. Wang	MetLife, Inc. 200 Park Avenue New York, N.Y. 10166	Chief Executive Officer, Tupelo Capital Management LLC	Tupelo Capital Management LLC 340 Madison Avenue, 19th floor New York, NY 10173

SCHEDULE II

DIRECTORS AND OFFICERS OF PURCHASER

The following table sets forth the name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted of each director and executive officer of Purchaser. Each such person is a citizen of Chile, with the exception of Randal W. Haase, who is a citizen of the United States.

Name of Director or Executive	Business Address	Present Principal Occupation or Employment	Name, Principal Business and Address of Employment

Randal W. Haase	1095 Avenue of the Americas New York, New York 10036	Vice President - New Business Development	MetLife, Inc. 1095 Avenue of the Americas New York, New York 10036

Ronald Michael Mayne–Nicholls Secul	Agustinas 640, piso 22, Santiago, Región Metropolitana, Chile	Latin American Marketing Officer	MetLife Chile Seguros de Vida S.A. Agustinas 640, piso 22, Santiago, Región Metropolitana, Chile

Pablo Iacobelli del Rio	Isidora Goyenechea 2800, piso 43 Las Condes, Santiago, Chile	Partner	Carey y Cía. Ltda. Isidora Goyenechea 2800, piso 43 Las Condes, Santiago, Chile

SCHEDULE III

DIRECTORS AND OFFICERS OF INVERSIONES PREVISIONALES

The following table sets forth the name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted of each director and executive officer of Inversiones Previsionales. Each such person is a citizen of Chile, with the exception of Randal W. Haase, who is a citizen of the United States.

Name of Director or Executive	Business Address	Present Principal Occupation or Employment	Name, Principal Business and Address of Employment

Randal W. Haase	1095 Avenue of the Americas New York, New York 10036	Vice President - New Business Development	MetLife, Inc. 1095 Avenue of the Americas New York, New York 10036

Ronald Michael Mayne–Nicholls Secul	Agustinas 640, piso 22, Santiago, Región Metropolitana, Chile	Latin American Marketing Officer	MetLife Chile Seguros de Vida S.A. Agustinas 640, piso 22, Santiago, Región Metropolitana, Chile

Pablo Iacobelli del Rio	Isidora Goyenechea 2800, piso 43 Las Condes, Santiago, Chile	Partner	Carey y Cía. Ltda. Isidora Goyenechea 2800, piso 43 Las Condes, Santiago, Chile